Exhibit 99.2

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD)

6 July 2017

Cleansing Notice

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima” or the “Company”) announced that it has issued 2,631,268 of its NASDAQ listed American Depositary Shares (“ADSs”) at a purchase price per ADS of US$1.90 issue and unregistered warrants to purchase up to 1,973,451 of its ADSs to accredited investors. The warrants have an exercise price of US$2.50 per ADS, are exercisable immediately and will expire 5.5 years from the date of issuance.

With respect to the shares the subject of this issuance as further detailed in the Appendix 3B lodged on 4 July 2017, the Company gives notice under section 708A(5)(e) of the Corporations Act 2001(Cth) (the “Corporations Act”) that:

1.	the abovementioned ordinary shares were issued without disclosure to investors under Part 6D.2 of the Corporations Act;

2.	as at the date of this notice the Company has complied with:

(a)	the provisions of Chapter 2M Corporations Act as they apply to the Company; and

(b)	section 674 Corporations Act; and

3.	As at the date of this notice there is no “excluded information” (as defined in subsection 708A(7) of the Corporations Act) which is required to be disclosed by the Company.

Yours faithfully

Prima BioMed Ltd

Deanne Miller

Company Secretary

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au ABN: 90 009 237 889